Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp.

(Commission File No. 333-254845)

On May 4, 2021, CCC Information Services Inc. (“CCC”) issued the following press release. The press release may be accessed on CCC’s website at https://cccis.com/news-and-insights/company-news/.

CCC Media Contact: Michelle Hellyar

mhellyar@cccis.com | 773.791.3675

CCC ANNOUNCES PLAN TO DELIVER ENTERPRISE PAYMENTS

PLATFORM TO THE P&C INSURANCE AND AUTOMOTIVE ECOSYSTEM

Technology Provider Plans to Expand its CCC® Payments Capabilities to Enable Integrated Digital Payments Between Insurers and Business Partners through Existing CCC Workflows, Reducing Administrative Costs and Cycle Time and Improving Customer Satisfaction

CCC Payments Aims to Extend CCC’s Digitization Capabilities from FNOL through Payment

CHICAGO – May 4, 2021 – CCC Information Services Inc. (CCC), a leading SaaS provider to the P&C insurance economy, announces plans to launch an enterprise payments platform to power electronic payments across the insurance and automotive ecosystem. The company aims to expand its CCC® Payments capabilities to enable digital payments between insurers and their business partners, reducing administrative costs and cycle time while improving customer satisfaction.

CCC’s network of more than 30,000 businesses will benefit from their CCC connections as payments functionality is designed to integrate into their CCC solutions, presenting payment information within existing workflows. Expected to launch in the second half of 2021, CCC Payments transactions initiated by insurers will be processed by Nvoicepay, a third-party financial technology company and a leader in payment automation software. CCC first introduced electronic payment capabilities in 2019, providing collision repair customers a simple way to handle customer-to-shop payments.

“CCC is systematically bringing digitization to every corner of the automotive and insurance industry,” said Barrett Callaghan, CCC executive vice president, markets and customer success. “With the expansion of CCC Payments, we aim to eliminate two huge industry pain points: paper checks and phone calls. Our plans to integrate CCC Payments into our workflow solutions will be significant and particularly meaningful for our collision repair and lender customers who we expect will be able to use their single connection to CCC to manage receipt of their insurer payments digitally. CCC is excited to extend its digital capabilities to include payments, continuing to make good on the industry’s vision for straight-through processing.”

CCC Payments is designed to allow insurers to enable any type of B2B digital payment across P&C lines. Recipients on the payment solution will only need to enter their payment information once with the processor to have it seamlessly, securely deployed across the CCC network, making it easy to activate payments at scale. CCC Payments is designed to support straight-through processing and configurable workflows, allowing insurers to choose the level of automation for payment approvals. Additionally, both insurers and payees can receive payment notifications and status directly within their existing CCC environment.

CCC Media Contact: Michelle Hellyar

mhellyar@cccis.com | 773.791.3675

“CCC is proud to use its technology and connections to support more than $100 billion in commerce annually,” said Shivani Govil, CCC chief product officer. “Through our planned expansion in digital payments, CCC aims to extend our core capabilities and further advance the digitization of the P&C insurance economy. We expect CCC Payments will open up a new world of opportunities for our customers to improve their performance and the experiences they deliver to customers.”

Learn more about CCC Payments.

About CCC

CCC is a leading SaaS platform for the multi-trillion-dollar P&C insurance economy powering operations for insurers, repairers, automakers, part suppliers, lenders, and more. CCC cloud technology connects more than 30,000 businesses digitizing mission-critical workflows, commerce, and customer experiences. A trusted leader in AI, IoT, customer experience, network and workflow management, CCC delivers innovations that keep people’s lives moving forward when it matters most. Learn more about CCC at www.cccis.com.

Important Information and Where to Find It

In connection with the proposed business combination between CCC and Dragoneer Growth Opportunities Corp. (“Dragoneer”) (the “business combination”), Dragoneer has filed a registration statement on Form S-4 (“registration statement”) filed with the Securities and Exchange Commission (“SEC)” that includes a prospectus with respect to CCC’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Dragoneer to vote on the business combination, each of which remains subject to completion. The registration statement has not yet been declared effective by the SEC and CCC and Dragoneer expect to make further changes to the registration statement, which may be material to an investor. Accordingly, investors are cautioned not to rely on the registration statement, including the accompanying prospectus and proxy statement, until it is declared effective and other than for its intended purpose. Dragoneer urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about Dragoneer, CCC and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus included in the registration statement will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the proposed business combination. Shareholders may obtain a copy of the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. The preliminary proxy statement/prospectus and, once available, definitive proxy statement/prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

CCC Media Contact: Michelle Hellyar

mhellyar@cccis.com | 773.791.3675

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the planned launch of its enterprise payments platform, the benefits and availability of product features and functions and the anticipated timeline of the launch and success of the product. Such differences may be material. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, challenges inherent in product research and development, including the ability to document payments; competition, including technological advances and new products marketed by competitors; changes to applicable laws and regulations; laws related to payments or other financial transactions, and other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC and those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering, both of which can be obtained, without charge, at the SEC’s website (www.sec.gov). The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Participants in the Solicitation

Dragoneer and CCC and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential business combination under the rules of the SEC. Information about the directors and executive officers of Dragoneer is set forth in Dragoneer’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on August 17, 2020 and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Dragoneer shareholders in connection with the potential business combination are set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Dragoneer or CCC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.